SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

INTERNATIONAL COAL GROUP, INC.

(Name of Subject Company)

INTERNATIONAL COAL GROUP, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45928H106

(CUSIP Number of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of International Coal Group, Inc. (“ICG” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 and amended and supplemented on May 20, 2011 and May 27, 2011 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atlas Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Arch Coal Inc., a Delaware corporation (“Parent” or “Arch”), to purchase all of the issued and outstanding shares of Common Stock (“Shares”) at a price of $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 16, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent with the SEC on May 16, 2011, as amended and supplemented from time to time. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the second paragraph under the heading “Regulatory Approvals”:

On May 31, 2011, the Company and Parent announced that they had received notification of early termination of the waiting period under the HSR Act, applicable to Purchaser’s tender offer to acquire the outstanding Shares. The press release announcing the early termination of the HSR Act waiting period is filed as Exhibit (a)(1)(L) hereto.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(L)	Joint Press Release issued by the Company and Parent on June 1, 2011. †

†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2011

INTERNATIONAL COAL GROUP, INC.
By:	/s/ Bennett K. Hatfield

Name:	Bennett K. Hatfield
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(L)	Joint Press Release issued by the Company and Parent on June 1, 2011.